Exhibit (a)(1)(v)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Common Units (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated February 13, 2019, the related letter of transmittal and any amendments or supplements thereto. WCC (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If WCC becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Common Units pursuant thereto, WCC will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, WCC cannot comply with the state statute, WCC will not make the Offer to, nor will tenders be accepted from, or on behalf of, the holders of Common Units in that state. Except as set forth above, the Offer is being made to all holders of Common Units other than WCC and its affiliates. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of WCC only by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Common Units Representing Limited Partner Interests

in

Westmoreland Resource Partners, LP

by

Westmoreland Coal Company Asset Corporation

a wholly owned subsidiary of

Westmoreland Coal Company

at

$0.01 per Common Unit

Pursuant to the Offer to Purchase dated February 13, 2019

Westmoreland Coal Company Asset Corporation (“Tender Sub”), a New York corporation and a wholly owned subsidiary of Westmoreland Coal Company, a Delaware corporation (together with Tender Sub, “WCC”, except where context requires that “WCC” refer only to Westmoreland Coal Company), is offering to purchase all of the outstanding common units representing limited partner interests (the “Common Units”) in Westmoreland Resource Partners, LP, a Delaware limited partnership (“WMLP”), not currently held by WCC or its affiliates, at a price of $0.01 per Common Unit, net to the seller in cash, without interest, subject to any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions described in the Offer to Purchase, dated February 13, 2019 (the “Offer to Purchase”), and the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Tendering holders whose Common Units are registered in their own names and who tender their Common Units directly to Broadridge Corporate Issuer Solutions, Inc., the depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions in connection with the Offer or, except as set forth in Instruction 6 to the letter of transmittal for the Offer, transfer taxes on the sale of Common Units in the Offer. A holder who holds Common Units through a broker, dealer, bank, trust company or other nominee should consult with such institution to determine whether it will charge any service fees for tendering such Common Units to WCC in the Offer.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON MARCH 13, 2019, UNLESS THE OFFER IS EXTENDED. COMMON UNITS TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO 11:59 P.M., NEW YORK CITY TIME, ON MARCH 13, 2019.

The board of directors (the “WMLP Board”) of Westmoreland Resources, GP, LLC, the general partner of WMLP, has filed a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the United States Securities and Exchange Commission (the “SEC”) and disseminated the Schedule 14D-9 to holders of Common Units, in connection with the Offer to Purchase. You should review the Schedule 14D-9 carefully upon its receipt. In evaluating the Offer, you should be aware that WCC appoints the entire WMLP Board.

The initial scheduled expiration time of the Offer and withdrawal rights is 11:59 p.m., New York City time, on March 13, 2019, unless the Offer is extended (the latest time and date at which the Offer, as so extended, will expire, the “Expiration Date” unless WCC shall have extended the period during which the Offer is open, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by WCC, shall expire). WCC may, in its sole discretion, extend the Offer for one or more successive periods. If WCC extends the Offer, WCC will make a public announcement no later than 9:00 a.m., New York City time, on the next business day after the date the Offer was scheduled to expire.

The consummation of the Offer is not subject to any financing condition. The Offer will require and is contingent upon the approval of the United States Bankruptcy Court for the Southern District of Texas, which approval will be sought at a hearing on or about February 13, 2019, and is subject to the satisfaction (or, to the extent permitted, waiver) of certain conditions described in the section of the Offer to Purchase entitled “The Offer—Conditions of the Offer”.

For you to validly tender Common Units into the Offer, you must do one of the following: (i) deliver certificates for your Common Units, and a properly completed and duly executed letter of transmittal or a duly executed copy thereof, along with any other required documents, to the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase prior to the expiration of the Offer; (ii) arrange for a book-entry transfer of your Common Units to be made to the Depositary’s account at DTC and receipt by the Depositary of a confirmation of this transfer prior to the expiration of the Offer, and deliver a properly completed and duly executed letter of transmittal or a duly executed copy thereof, and any other required documents to the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase prior to the expiration of the Offer or (iii) arrange for a book-entry transfer of your Common Units to the Depositary’s account at DTC and receipt by the Depositary of confirmation of this transfer, including an “agent’s message,” prior to the expiration of the Offer.

The Depositary will establish an account with respect to the Common Units at DTC for purposes of the Offer within two business days after the date of the Offer to Purchase, and any financial institution that is a participant in DTC may make book-entry delivery of the Common Units by causing DTC to transfer these Common Units into the Depositary’s account in accordance with DTC’s procedure for the transfer. For a tender made by transfer of Common Units through book-entry delivery at DTC to be valid, the Depositary must receive a Book-Entry Confirmation of transfer and either a duly executed letter of transmittal or a duly executed copy thereof, along with any other required documents at one of its addresses set forth on the back cover of the Offer to Purchase by the Expiration Date of the Offer, or an agent’s message as part of a book-entry confirmation.

If the conditions to the Offer are satisfied (or, to the extent permitted, waived by WCC), WCC will, promptly after the expiration of the Offer, as required by the applicable SEC rules, accept for payment and pay for all Common Units validly tendered (and not properly withdrawn) pursuant to the Offer (the time of such acceptance, the “Acceptance Time”). WCC will be deemed to have accepted for payment and thereby purchased Common Units validly tendered (and not properly withdrawn) pursuant to the Offer prior to the Expiration Date when, as and if WCC gives written notice of its acceptance of such Common Units to the Depositary. WCC will pay for Common Units accepted for payment pursuant to the Offer by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering unitholders for the purpose of receiving payments from WCC and transmitting such payments to tendering unitholders. Upon deposit of such funds with the Depositary, WCC will have no further obligation to make any payments and tendering unitholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Common Units pursuant to the Offer. If WCC extends the Offer, is delayed in its acceptance for payment of Common Units or is unable to accept Common Units for payment pursuant to the Offer for any reason, then, without prejudice to WCC’s rights under the Offer, the Depositary may retain tendered Common Units on WCC’s behalf, and such Common Units may not be withdrawn except to the extent tendering unitholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will WCC pay interest on the Offer Price for Common Units, regardless of any extension of the Offer or delay in making such payment.

You may withdraw Common Units that you tender pursuant to the Offer at any time before the expiration of the Offer. After the expiration of the Offer, tenders are irrevocable. However, if we have not accepted tendered Common Units for payment by April 11, 2019 (as such date may be extended in connection with any extension of the Expiration Date), you may withdraw tendered Common Units at any time thereafter.

For your withdrawal to be effective, the Depositary must receive from you a written or photocopy transmission notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase, and your notice must include your name, address, social security number, the certificate number(s) and the number of Common Units to be withdrawn as well as the name of the registered holder, if it is different from that of the person who tendered those Common Units. If Common Units have been tendered pursuant to the procedures for book-entry tender discussed in the Offer to Purchase under The Offer—Procedures for Accepting the Offer and Tendering Common Units, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Common Units and must otherwise comply with DTC’s procedures. If certificates have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers of the particular certificates evidencing the Common Units withdrawn must also be furnished to the Depositary, as stated above, prior to the physical release of the certificates. WCC will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal, in its reasonable judgment and its decision will be final and binding, subject to challenge by a court of competent jurisdiction. These withdrawal procedures are described in more detail in the Offer to Purchase under “The Offer—Withdrawal Rights.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by WCC, in its reasonable judgment, which determination will be final and binding absent a finding to the contrary by a court of competent jurisdiction.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 and by Rule 13e-3(e)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

WMLP has provided WCC with its unitholder lists and security position listings for the purpose of disseminating the Offer to holders of Common Units. The Offer to Purchase, the related letter of transmittal and other relevant materials will be mailed to record holders of Common Units, and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the unitholder lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing.

In general, if you are a U.S. holder (as defined in the Offer to Purchase under “The Offer—Certain U.S. Federal Income Tax Consequences”), your tender of Common Units for cash pursuant to the Offer will be a taxable transaction for United States federal income tax purposes. You should consult your tax advisor about the tax consequences to you of the Offer in light of your particular circumstances, including the consequences under applicable U.S. federal estate, gift and other non-income tax laws, and under any applicable state, local or foreign income or other tax laws. The tax consequences of the Offer are more fully described in the Offer to Purchase under “The Offer—Certain U.S. Federal Income Tax Consequences.”

The Offer to Purchase and the related letter of transmittal contain important information and you should carefully read each in its entirety, together with annexes and schedules attached thereto, before you make a decision with respect to the Offer.

Questions and requests for assistance may be directed to the Information and Solicitation Agent at its address and telephone number set forth below. Additional copies of the Offer to Purchase, the letter of transmittal and the

Notice of Guaranteed Delivery may be obtained from the Information and Solicitation Agent or from brokers, dealers, commercial banks, trust companies or other nominees. Such copies will be furnished promptly at WCC’s expense. WCC will not pay any fees or commissions to any broker or dealer or any other person (other than the Information and Solicitation Agent and the Depositary or as otherwise described in the Offer to Purchase under “The Offer—Fees and Expenses”) for soliciting tenders of Common Units pursuant to the Offer.

The Information and Solicitation Agent for the Offer is:

Broadridge Corporate Issuer Solutions, Inc.

Broadridge Corporate Issuer Solutions, Inc.

Attn: BCIS Re-Organization Dept.

P.O. Box 1317

Brentwood, NY 11717-0693

(855) 793-5068 (toll free)

February 13, 2019